SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                       ---------------

                          FORM 11-K

                        ANNUAL REPORT


               Pursuant to Section 15(d) of the
               Securities Exchange Act of 1934


(Mark One)

{X}  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
EXCHANGE ACT OF 1934 (FEE REQUIRED) for the fiscal year ended December 31, 1997.


                            OR

{ }  TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the
transition period     from _________ to 5313 __________.

Commission file number 1-2578

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
            OHIO EDISON SYSTEM SAVINGS PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        FIRSTENERGY CORP.
                       76 SOUTH MAIN STREET
                         AKRON, OH  44308



                  Required Information

     1. Financial statements with respect to the Ohio Edison System Savings Plan as of December 31, 1997 and 1996, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, together with the report and consent of independent accountants.


















             OHIO EDISON SYSTEM SAVINGS PLAN
             -------------------------------


         REPORT ON AUDITS OF FINANCIAL STATEMENTS
         ----------------------------------------
                AND SUPPLEMENTAL SCHEDULES
                --------------------------

             AS OF DECEMBER 31, 1997 AND 1996
             --------------------------------
         AND FOR THE YEAR ENDED DECEMBER 31, 1997
         ----------------------------------------












               OHIO EDISON SYSTEM SAVINGS PLAN
               -------------------------------

     INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
     --------------------------------------------------------

                                                         PAGE
                                                         ----

REPORT OF INDEPENDENT ACCOUNTANTS                         2

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
    AS OF DECEMBER 31, 1997 AND 1996                     3-6

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN
    BENEFITS FOR THE YEAR ENDED DECEMBER 31, 1997        7-8

NOTES TO FINANCIAL STATEMENTS                            9-14

SUPPLEMENTAL SCHEDULES:

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT
    PURPOSES AS OF DECEMBER 31, 1997                      15

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS FOR
    THE YEAR ENDED DECEMBER 31, 1997                      16











ALL OTHER SCHEDULES ARE OMITTED SINCE THEY ARE NOT APPLICABLE OR
ARE NOT REQUIRED BASED ON THE DISCLOSURE REQUIREMENTS OF THE
EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974 AND APPLICABLE
REGULATIONS ISSUED BY THE DEPARTMENT OF LABOR.







          REPORT OF INDEPENDENT ACCOUNTANTS
          ---------------------------------


To the Savings Plan Committee of the
   Ohio Edison System Savings Plan


We have audited the accompanying statements of net assets available for plan benefits of the Ohio Edison System Savings Plan (the "Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Savings Plan Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions, as of and for the year ended December 31, 1997, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                      COOPERS & LYBRAND L.L.P.
Cleveland, Ohio
June 25, 1998

                                                   OHIO EDISON SYSTEM SAVINGS PLAN
                                                   -------------------------------
                                         STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                         ---------------------------------------------------
                                                      As of December 31, 1997
                               COMPANY      CAPITAL                       ESOP           ESOP
                            COMMON STOCK  PRESERVATION    S&P 500     UNALLOCATED      ALLOCATED     SMALL CAP    BALANCED
                                FUND         FUND        INDEX FUND       FUND            FUND          FUND        FUND
                           ------------   ------------   ----------   ------------   -----------    ----------   ---------
        ASSETS
--------------------------
CASH/CASH EQUIVALENTS       $   934,066   $         0   $         0   $ 15,749,218   $          0   $    16,512  $   15,490
COMPANY COMMON STOCK         31,315,281             0             0    231,599,481     65,434,797             0           0
GUARANTEED INSURANCE
    CONTRACTS                         0    60,866,616             0              0              0             0           0
COLLATERALIZED MORTGAGE OBLIG.        0     8,954,467             0              0              0             0           0
DOMESTIC EQUITY STOCKS                0             0    90,394,189              0              0             0           0
INTERNATIONAL EQUITY STOCKS           0             0             0              0              0             0           0
SMALL-CAP STOCKS                      0             0             0              0              0     8,510,488           0
OTHER EQUITIES                        0             0             0              0              0             0           0
BALANCED FUND SECURITIES              0             0             0              0              0             0   4,654,821
PARTICIPANT LOANS                     0             0             0              0              0             0           0
INTEREST & DIVIDENDS
    RECEIVABLE                   18,314       378,853             0         74,250              0             0           0
EMPLOYER CONTRIBUTIONS
    RECEIVABLE                        0             0             0      4,161,429              0             0           0
                            -----------   -----------   -----------   ------------    -----------    ----------  ----------
   TOTAL ASSETS              32,267,661    70,199,936    90,394,189    251,584,378     65,434,797     8,527,000   4,670,311

    LIABILITIES
--------------------------
ACCRUED INTRA-FUND TRANSFERS          0             0             0      8,874,425     (8,874,425)            0           0
LOAN PAYABLE                          0             0             0    199,850,000              0             0           0
ACCRUED FEES                     13,527        23,371        25,557              0          8,588         5,766       3,113
ACCRUED INTEREST EXPENSE              0             0             0     19,985,000              0             0           0
                            -----------   -----------   -----------   ------------    -----------    ----------  ----------
   TOTAL LIABILITIES             13,527        23,371        25,557    228,709,425     (8,865,837)        5,766       3,113
                            -----------   -----------   -----------   ------------    -----------    ----------  ----------

NET ASSETS AVAILABLE FOR
    PLAN BENEFITS           $32,254,134   $70,176,565   $90,368,632   $ 22,874,953    $74,300,634    $8,521,234  $4,667,198
                            ===========   ===========   ===========   ============    ===========    ==========  ==========

     The accompanying notes are an integral part of these financial statements.

               OHIO EDISON SYSTEM SAVINGS PLAN
               -------------------------------
     STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
     ---------------------------------------------------
                   As of December 31, 1997
                         (Continued)
                                          INTERNATIONAL
                        SELF MANAGED          INDEX             LOAN           PAYSOP
                            FUND               FUND             FUND            FUND            TOTAL
                                  -----------     --------------      ----------     -----------      ------------
        ASSETS
--------------------------
CASH/CASH EQUIVALENTS             $         0     $       13,802     $         0     $    235,360     $ 16,964,448
COMPANY COMMON STOCK                        0                  0               0        3,652,576      332,002,135
GUARANTEED INSURANCE CONTRACTS              0                  0               0                0       60,866,616
COLLATERALIZED MORTGAGE OBLIG.              0                  0               0                0        8,954,467
DOMESTIC EQUITY STOCKS                      0                  0               0                0       90,394,189
INTERNATIONAL EQUITY STOCKS                 0          7,317,668               0                0        7,317,668
SMALL-CAP STOCKS                            0                  0               0                0        8,510,488
OTHER EQUITIES                      3,413,219                  0               0                0        3,413,219
BALANCED FUND SECURITIES                    0                  0               0                0        4,654,821
PARTICIPANT LOANS                           0                  0       6,367,734                0        6,367,734
INTEREST & DIVIDENDS RECEIVABLE             0                  0               0            1,078          472,495
EMPLOYER CONTRIBUTIONS RECEIVABLE           0                  0               0                0        4,161,429
                                  -----------     --------------     -----------     ------------     ------------
   TOTAL ASSETS                     3,413,219          7,331,470       6,367,734        3,889,014      544,079,709


    LIABILITIES
--------------------------
ACCRUED INTRA-FUND TRANSFERS                0                  0               0                0                0
LOAN PAYABLE                                0                  0               0                0      199,850,000
ACCRUED FEES                                0              5,963               0                0           85,885
ACCRUED INTEREST EXPENSE                    0                  0               0                0       19,985,000
                                  -----------     --------------     -----------      -----------     ------------
   TOTAL LIABILITIES                        0              5,963               0                0      219,920,885
                                  -----------     --------------     ------------     -----------     ------------
NET ASSETS AVAILABLE
    FOR PLAN BENEFITS             $ 3,413,219        $ 7,325,507     $ 6,367,734      $ 3,889,014     $324,158,824
                                  ===========        ===========     ===========      ===========     ============

     The accompanying notes are an integral part of these financial statements.

                      OHIO EDISON SYSTEM SAVINGS PLAN
                      -------------------------------
            STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
            ---------------------------------------------------
                          As of December 31, 1996
                                 COMPANY        CAPITAL                    ESOP          ESOP
                               COMMON STOCK  PRESERVATION    S&P 500    UNALLOCATED   ALLOCATED    SMALL CAP    BALANCED
                                   FUND          FUND      INDEX FUND      FUND          FUND        FUND         FUND
                                -----------  ------------  ----------   -----------   ---------    --------    ---------

        ASSETS
--------------------------
CASH/CASH EQUIVALENTS           $   953,160  $         0  $         0  $ 15,277,893  $   702,333  $        0  $        0
COMPANY COMMON STOCK             23,915,654            0            0   192,440,635   42,593,000           0           0
GUARANTEED INSURANCE CONTRACTS            0   60,061,245            0             0            0           0           0
COLLATERALIZED MORTGAGE OBLIG.            0    9,953,100            0             0            0           0           0
DOMESTIC EQUITY STOCKS                    0            0   66,309,427             0            0           0           0
INTERNATIONAL EQUITY STOCKS               0            0            0             0            0           0           0
SMALL-CAP STOCKS                          0            0            0             0            0   3,558,695           0
OTHER EQUITIES                            0            0            0             0            0           0           0
BALANCED FUND SECURITIES                  0            0            0             0            0           0   3,256,716
PARTICIPANT LOANS                         0            0            0             0            0           0           0
INTEREST & DIVIDENDS RECEIVABLE     404,030      366,110            0        54,864        2,901           0           0
EMPLOYER CONTRIBUTIONS
    RECEIVABLE                            0            0            0     3,949,910            0           0           0
                                -----------  -----------   ----------  ------------  -----------  ----------  ----------
   TOTAL ASSETS                  25,272,844   70,380,455   66,309,427   211,723,302   43,298,234   3,558,695   3,256,716

    LIABILITIES
--------------------------
ACCRUED INTRA-FUND TRANSFERS              0            0            0     8,874,426   (8,874,426)          0           0
LOAN PAYABLE                              0            0            0   199,850,000            0           0           0
ACCRUED FEES                         32,313       70,028       14,396             0            0       3,984      (8,359)
ACCRUED INTEREST EXPENSE                  0            0            0    19,985,000            0           0           0
                                -----------  -----------  -----------  ------------  -----------  ----------  ----------
   TOTAL LIABILITIES                 32,313       70,028       14,396   228,709,426   (8,874,426)      3,984      (8,359)
                                -----------  -----------  -----------  ------------  -----------  ----------  ----------
NET ASSETS (DEFICIENCY)
  AVAILABLE FOR PLAN BENEFITS   $25,240,531  $70,310,427  $66,295,031  $(16,986,124) $52,172,660  $3,554,711  $3,265,075
                                ===========  ===========  ===========  ============  ===========  ==========  ==========

     The accompanying notes are an integral part of these financial statements.

                       OHIO EDISON SYSTEM SAVINGS PLAN
                       -------------------------------
             STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
             ---------------------------------------------------
                           As of December 31, 1996
                                 (Continued)
                                                  INTERNATIONAL
                                   SELF MANAGED      INDEX            LOAN           PAYSOP
                                       FUND           FUND            FUND            FUND              TOTAL
                                   ------------   -------------    -----------     ------------     ------------
        ASSETS
--------------------------
CASH/CASH EQUIVALENTS              $         0     $         0     $         0     $    243,630     $ 17,177,016
COMPANY COMMON STOCK                         0               0               0        3,082,762      262,032,051
GUARANTEED INSURANCE CONTRACTS               0               0               0                0       60,061,245
COLLATERALIZED MORTGAGE OBLIG.               0               0               0                0        9,953,100
DOMESTIC EQUITY STOCKS                       0               0               0                0       66,309,427
INTERNATIONAL EQUITY STOCKS                  0       7,256,711               0                0        7,256,711
SMALL-CAP STOCKS                             0               0               0                0        3,558,695
OTHER EQUITIES                       1,944,487               0               0                0        1,944,487
BALANCED FUND SECURITIES                     0               0               0                0        3,256,716
PARTICIPANT LOANS                            0               0       6,371,562                0        6,371,562
INTEREST & DIVIDENDS RECEIVABLE              0               0               0              857          828,762
EMPLOYER CONTRIBUTIONS RECEIVABLE            0               0               0                0        3,949,910
                                    ----------     -----------     -----------     ------------     ------------
   TOTAL ASSETS                      1,944,487       7,256,711       6,371,562        3,327,249      442,699,682


    LIABILITIES
--------------------------
ACCRUED INTRA-FUND TRANSFERS                 0               0               0                 0                0
LOAN PAYABLE                                 0               0               0                 0      199,850,000
ACCRUED FEES                                 0          16,425               0                 0          128,787
ACCRUED INTEREST EXPENSE                     0               0               0                 0       19,985,000
                                    ----------     -----------     -----------      ------------     ------------
   TOTAL LIABILITIES                         0          16,425               0                 0      219,963,787
                                    ----------     -----------     -----------      ------------     ------------
NET ASSETS (DEFICIENCY) AVAILABLE
    FOR PLAN BENEFITS              $ 1,944,487     $ 7,240,286     $ 6,371,562      $  3,327,249     $222,735,895
                                   ===========     ===========     ===========      ============     ============

     The accompanying notes are an integral part of these financial statements.

                                  OHIO EDISON SYSTEM SAVINGS PLAN
                                  -------------------------------
                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                  --------------------------------------------------------------
                               For the Year Ended December 31, 1997
                              COMPANY        CAPITAL                      ESOP           ESOP
                               COMMON     PRESERVATION    S&P 500     UNALLOCATED     ALL0CATED     SMALL CAP    BALANCED
                             STOCK FUND       FUND       INDEX FUND       FUND           FUND         FUND         FUND
                             ----------   -----------    ----------   -----------     ----------    ---------   ---------
EMPLOYEE CONTRIBUTIONS       $   689,675   $4,994,150   $ 5,570,226   $          0   $         0   $ 960,678   $  634,649
EMPLOYER CONTRIBUTIONS                 0            0             0      4,161,429             0           0            0
INTEREST INCOME & DIVIDENDS    1,658,775    4,456,621             0     12,381,238     3,431,582           0            0
INTEREST EXPENSE                       0            0             0    (19,985,000)            0           0            0
FEES & ADJUSTMENTS              (105,519)    (209,103)     (215,559)             0          (399)    (25,808)     (32,737)
EXCESS OF NET PROCEEDS FROM
  SALES OF ASSETS OVER MARKET
  VALUE AT BEGINNING OF YEAR:
              AGGREGATE PROCEEDS         3,441,104   13,675,825     7,523,407     10,932,113     2,651,443     923,865    5,425,418
    AGGREGATE COST             3,377,947   13,675,825     5,193,714     10,754,835     2,548,120     775,773    4,827,527
                              ----------  -----------   -----------   ------------   -----------   ---------   ----------
  NET EXCESS (DEFICIENCY)         63,157            0     2,329,693        177,278       103,323     148,092      597,891
NET CHANGE IN UNREALIZED
  APPRECIATION (DEPRECIATION)
  ON SECURITIES                6,694,875            0    19,812,181     47,855,994    15,880,728   1,626,864        8,116
DISTRIBUTIONS TO PARTICIPANTS (1,930,317)  (5,890,574)   (4,348,126)             0    (2,017,122)   (225,605)    (179,083)

NET INTRA-FUND PLAN TRANSFERS   ( 57,043)  (3,484,956)      925,186     (4,729,862)    4,729,862   2,482,302      373,287
                              ----------  -----------   -----------   ------------   -----------  ----------   ----------
NET CHANGE IN PLAN EQUITY      7,013,603     (133,862)   24,073,601     39,861,077    22,127,974   4,966,523    1,402,123

NET ASSETS (DEFICIENCY)
  AVAILABLE FOR PLAN BENEFITS -
  BEGINNING OF YEAR           25,240,531   70,310,427    66,295,031    (16,986,124)   52,172,660   3,554,711    3,265,075
                             -----------  -----------   -----------   ------------   -----------  ----------   ----------
NET ASSETS AVAILABLE FOR PLAN
  BENEFITS - END OF YEAR     $32,254,134  $70,176,565   $90,368,632   $ 22,874,953   $74,300,634  $8,521,234   $4,667,198
                             ===========  ===========   ===========   ============   ===========  ==========   ==========

     The accompanying notes are an integral part of these financial statements.

                                   OHIO EDISON SYSTEM SAVINGS PLAN
                    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                 For the Year Ended December 31, 1997
                                             (Continued)
                                         INTERNATIONAL
                         SELF MANAGED         INDEX           LOAN           PAYSOP
                             FUND             FUND            FUND            FUND             TOTAL
                         ------------    -------------      --------        ---------        ----------
EMPLOYEE CONTRIBUTIONS     $        0     $ 1,090,662     $         0     $          0     $ 13,940,040
EMPLOYER CONTRIBUTIONS              0               0               0                0        4,161,429
INTEREST INCOME & DIVIDENDS   104,297               0         577,698          202,185       22,812,396
INTEREST EXPENSE                    0               0               0                0      (19,985,000)
FEES & ADJUSTMENTS                  0         (21,513)        (27,919)               0         (638,557)
EXCESS OF NET PROCEEDS FROM
  ASSETS OVER MARKET VALUE
  SALES OF AT BEGINNING OF
  YEAR:
      AGGREGATE PROCEEDS    4,496,775       1,932,243               0          217,898       51,220,091
      AGGREGATE COST        4,325,588       1,875,084               0          218,138       47,572,551
                           ----------      ----------     -----------     ------------     ------------
  NET EXCESS (DEFICIENCY)     171,187          57,159               0             (240)       3,647,540

NET CHANGE IN UNREALIZED
  APPRECIATION
  (DEPRECIATION)ON
  SECURITIES                  287,863          39,470               0          787,196       92,993,287

DISTRIBUTIONS TO
  PARTICIPANTS                      0        (379,278)       (110,725)        (427,376)     (15,508,206)

NET INTRA-FUND PLAN
  TRANSFERS                   905,385        (701,279)       (442,882)               0                0
                           ----------      ----------     -----------     ------------     ------------
NET CHANGE IN PLAN EQUITY   1,468,732          85,221          (3,828)         561,765      101,422,929

NET ASSETS (DEFICIENCY)
  AVAILABLE FOR PLAN
  BENEFITS - BEGINNING
  OF YEAR                   1,944,487       7,240,286       6,371,562        3,327,249      222,735,895
                           ----------      ----------     -----------     ------------     ------------
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS -
  END OF YEAR              $3,413,219     $ 7,325,507     $ 6,367,734     $  3,889,014     $324,158,824
                           ==========     ===========     ===========     ============     ============

     The accompanying notes are an integral part of these financial statements.
</TABLE




                   OHIO EDISON SYSTEM SAVINGS PLAN
                   -------------------------------

                    NOTES TO FINANCIAL STATEMENTS
                    -----------------------------
                     December 31, 1997 and 1996
                     --------------------------


1.  Description of the Plan
    -----------------------

     The Ohio Edison System Savings Plan (the "Plan") provides eligible employees of Ohio Edison Company ("OE") and its wholly-owned subsidiary, Pennsylvania Power Company ("Penn Power"), both utility operating subsidiaries of FirstEnergy Corp. ("FirstEnergy")(see Note 8), a mechanism through which they can save and invest part of their income on a tax deferred basis at regular intervals. Additionally, OE and Penn Power (the "Companies") may match employee contributions with shares of FirstEnergy common stock (see Note 4) held in the Employee Stock Ownership Plan ("ESOP"). Employees may invest their contributions in other investment options (the "Funds") and all contributions made to employees' accounts are fully and immediately vested in the Plan. The purpose of the Plan is to encourage employees to adopt a regular savings program and to provide additional security for retirement. The following is a brief description of the Plan and is provided for general information purposes only. Employees should refer to the Plan documents for more complete information.

     The Plan is a qualified profit-sharing plan under Section 401(a) of the Internal Revenue Code of 1954, as amended (the "Code"), and provides for salary reduction contributions under
Section 401(k) of the Code. In general, plans established pursuant to Section 401(k) of the Code permit eligible employees to defer current federal and, subject to applicable laws, state and local income taxes on the portion of their current compensation represented by the amount of the salary reduction elected. The amounts, as elected by the employees, are contributed to the Plan by the Companies through payroll deductions.

     The Plan is subject to Title I of the Employee Retirement Income Security Act of 1974 (ERISA) but not Title IV because it is an "individual account plan". Title I establishes reporting and disclosure requirements, minimum standards for participation, vesting and benefit accrual, prohibitions governing the conduct of fiduciaries and provides that ERISA preempts other federal, state and local statutes relating to employee benefits. The protective benefits of Title IV which relate to insuring pension benefits by the Pension Benefit Guaranty Corporation are not applicable to individual account plans.

     Every OE and Penn Power employee is eligible to become a participant in the Plan, herein referred to as "employee" or "Member", immediately at commencement of employment

     Employees may participate in one or more of the Funds through deferral of compensation. The choice of investments (except the Companies' matching contributions, which are in the form of FirstEnergy common stock) are the responsibility of the individual employee. Transfers between funds are the responsibility of the employee and may be made on a daily basis.

Securities in the ESOP Account
------------------------------

     The ESOP purchased a total of 10,654,114 shares of OE common stock from November 1990 to December 1991 for the purpose of funding the Companies' matching contribution to the Plan. On November 8, 1997, pursuant to the merger of OE and Centerior Energy Corporation that created FirstEnergy ("Merger"), shares of OE common stock were converted into shares of FirstEnergy common stock on a one-for-one basis.

     The Plan borrowed $200 million, referred to herein as the "ESOP Loan", at a rate of 10% from OE to fund the purchase of the stock. The ESOP Loan is collateralized by the unallocated FirstEnergy common stock acquired with the proceeds of the ESOP Loan. The ESOP Loan is expected to be repaid by December 2005. Interest payments on the loan are made annually. Additionally, principal payments may be made sooner if additional shares of FirstEnergy common stock are needed for distributions to Members. At December 31, 1997 the outstanding ESOP Loan balance was $199,850,000.

     Requirements for maturing long-term debt are as follows:

                  1998                 $  5,700,000
                  1999                   11,400,000
                  2000                   14,500,000
                  2001                   18,700,000
                  2002                   23,700,000
                  2003 and thereafter  $125,850,000
                                       ------------
                                       $199,850,000
                                       ============

ESOP Allocation
---------------

     Each Member's ESOP allocation is computed the Thursday following the end of each pay period based on the Companies' matching contribution (see Note 4) and on the quoted market price of the FirstEnergy common stock when allocated to the participant's account.

     As principal and interest payments are made on the ESOP
Loan, shares of the FirstEnergy common stock are released from the ESOP Unallocated Fund and transferred to the ESOP
Allocated Fund where they are made available for distribution to Members.

     During 1997 and 1996, respectively, 295,247 and 301,460 ESOP shares were allocated to Members. An additional allocation of 139,159 and 128,331 ESOP shares in 1997 and 1996, respectively, were made relative to reinvestments of dividends on the ESOP shares. These shares were subsequently released from the ESOP Unallocated Fund in January 1998 and February 1997 when the Plan made interest payments of $19,985,000 in each year, which released 472,740 shares in each year to the ESOP Allocated Fund for distribution to Members.

     As of December 31, 1997 and 1996, there were 7,986,189 and 8,458,929, shares respectively, held in the ESOP
Unallocated Fund at market values of $231,599,481 and $192,440,635, respectively, and 2,256,372 and 1,872,220 shares, respectively, held in the ESOP Allocated Fund at market values of $65,434,797 and $42,593,000. The market value of the ESOP common stock is measured by the quoted market price.

PAYSOP
------

     A component of the Plan consists of a qualified payroll-based tax credit employee stock ownership plan (PAYSOP) under
Section 401(a) and Section 501(a) of the Code.

     Under the Economic Recovery Tax Act of 1981, effective January 1, 1983, tax credits were based upon eligible employee compensation. The regulation permitted the Companies to contribute to the Trust a maximum of one-half of one percent of the aggregate compensation of eligible employees and claim a tax credit on its consolidated Federal income tax return equal to this amount. The amounts allocated to eligible employees were based upon the proportion of their wages and salaries (to a maximum of $100,000) to the wages and salaries of eligible employees for the year.

     The Tax Reform Act of 1986 eliminated the PAYSOP tax credit with respect to compensation earned in 1987 or later years. As a result, the Companies have not contributed to the PAYSOP after the 1986 contribution other than the reimbursement of PAYSOP administrative expenses.

     On November 8, 1997, pursuant to the Merger, shares of OE common stock held in the PAYSOP were converted into shares of FirstEnergy common stock on a one-for-one basis.

     Dividends are paid annually to Members in the PAYSOP. The market value of the common stock in the PAYSOP is measured by the quoted market price.

2.  Summary of Accounting Policies
    ------------------------------

     The excess (deficiency) of net proceeds over market value under the Plan is recognized upon the sale of investments generally in connection with the termination or withdrawal from the Plan by Members. Unrealized appreciation or depreciation, equal to the difference between the cost and the market value of investments at the applicable valuation date, is recognized in determining the value of Member accounts. The excess (deficiency) of net proceeds over market value calculation methodology is based on the revalued cost of assets instead of historical cost. The revalued cost is the market value of an asset at the beginning of the Plan year or at the time of purchase during the year.

     The financial statements have been prepared on the accrual basis of accounting and all investment management fees are deducted from investment returns.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and accompanying notes. Actual results may differ from these estimates.

3.  Plan Termination
    ----------------

     Although the Companies expect that the Plan will be permanent, the Companies reserve the right to discontinue or terminate the Plan at any time. If the Plan should be terminated, in whole or in part, Members will be entitled to withdraw the full value of their accounts, to the extent allowed by law.

4.  Contributions
    -------------

Employer Contributions
----------------------

     The Companies pay a matching contribution of 50% on the first 6% of compensation contributed by an employee. In addition, the Companies may designate a number of performance objectives and contribute an additional 5% for each objective achieved, up to a maximum of 25%. The Companies' contributions are always invested in FirstEnergy common stock.

     The Companies' contributions have been pre-funded by the FirstEnergy common stock held by the ESOP Unallocated Fund. These shares of FirstEnergy common stock earn dividend income and are subject to unrealized appreciation and depreciation as the market value of the FirstEnergy common stock fluctuates. The dividend income serves to pay the ESOP loan and related interest, which results in the release of shares to the ESOP Allocated Fund as the Companies' matching contribution. To the extent dividend income is not sufficient to pay the ESOP loan and interest, the Companies will contribute cash which is reflected as employer contributions in the statement of changes in net assets available for plan benefits.

Employee Contributions
----------------------

     During 1997 employees could invest between 1% and 15% of their salary in the Plan. Employee contributions may be made on a before-tax and/or after-tax basis. Under the before-tax option, deposits are deducted from currently taxable income but are taxable when they are withdrawn from the Plan. The Tax Reform Act of 1986 limits the maximum annual before-tax contribution to $9,500 for 1997 and 1996. Prior to age 59-1/2, an active employee may withdraw before-tax deposits only under certain hardship conditions (see Note 7).

     Employees may make rollover contributions to the Plan of funds held in other tax-qualified plans which the employee was a member of prior to becoming employed by the Companies. The rollover contributions must be the result of a qualified total distribution from another tax-qualified plan and must be contributed to the Plan within 60 days after distribution to the employee.

     Both employer and employee contributions under the Plan are held in a trust fund (Trust) with an independent trustee (State Street Bank & Trust Company). Employees may choose to invest their contributions in Funds A, B, C, D, F, G or H (see
Note 6) which are offered by the Plan. Employees may also elect to borrow from their before-tax accounts for certain approved purposes (Fund E).

5.  Reconciliation to Form 5500
    ---------------------------

     At December 31, 1997, the Plan has received applications for withdrawals in the amount of $1,006 which were not paid at year end. Pursuant to recent professional guidance, no payable has been recorded in the statement of net assets available for plan benefits at year end. However, the Department of Labor requires Form 5500 to include these pending withdrawals as liabilities.

6.  Descriptions of Funds
    ---------------------

     The following is a brief description of the Funds currently available to Members at December 31, 1997:

     Fund A - Company Common Stock Fund:  This Fund consists
     -----------------------------------
entirely of shares in FirstEnergy Corp. common stock. The Fund provides an opportunity for employees to increase their common ownership stake in FirstEnergy. The objective for this Fund is the growth of capital through both appreciation and current income. The Fund also holds the Companies' pre-ESOP matching contribution in FirstEnergy common stock. The common stock is purchased by the Trustee on the open market. The market value of the common stock is measured by the quoted market price.

     Fund B - Capital Preservation Fund:  This Fund consists
     -----------------------------------
of guaranteed fixed income contracts issued by insurance companies and banks, collateralized mortgage obligations, and short-term money market instruments. These contracts guarantee interest for a fixed period and the principal amount of all investments. The average yield of the contracts was 6.55% and 6.50% for the fiscal years 1997 and 1996, respectively. The crediting interest rate as of December 31, 1997 and 1996 was 6.53% and 6.57%, respectively. The market value of the Capital Preservation Fund is measured at the contract value as determined by the insurers and banks and no valuation reserves in relation to the contract value is deemed necessary. The fair value of the investments held in the Fund at December 31, 1997 and 1996 were $71,213,091 and
$71,112,179, respectively.

     Fund C - S&P 500 Index Fund:  This Fund is a
     ----------------------------
common/collective trust investing in the S&P 500 stocks. The objective of this Fund is the growth of capital through both appreciation and investment income. The market value of the S&P 500 Index Fund is based on the market value per share determined by the Trustee.

     Fund D - Small Cap Fund:  This Fund invests in securities
     ------------------------
of small companies, generally with capitalizations of $500 million or less, that pay most of their earnings in dividends.
 The Fund is well diversified and holds approximately 400 stocks. The objective of the Fund is to match or exceed the returns of the Russell 2000 Index with lower risk.

     Fund E - Balanced Fund:  This Fund invests in a
     -----------------------
diversified portfolio of stocks, bonds and cash equivalents. The objective of the fund is to earn, on an annualized basis, three percent over the return of Long-Term U.S. Government Bonds. The performance objective is to be achieved over a 5 year market cycle.

     Fund F - Self Managed Fund:  Members may invest in a
     ---------------------------
self-managed brokerage account option available through State Street Brokerage Services, Inc. Options include mutual funds along with any security that is listed on the NYSE, ASE and NASDAQ.

     Fund G - International Index Fund:  This Fund consists of
     ----------------------------------
foreign equities and is designed to produce returns similar to those of the Morgan Stanley Capital International Europe, Australia, Far East (MSCI EAFE) Index. The objective of the Fund is the growth of capital through appreciation. The marke value of the International Index Fund is measured at the market value per share determined by the Trustee.

     Fund H - Loan Fund:  The Plan allows participants to
     -------------------
borrow from their before-tax account for certain approved purposes. When loans are made, they are recorded as interfund transfers. The repayments of principal and interest are credited to the participants' account balances within the respective funds. The employee repays the loan and all related interest through payroll deductions.

     Participants may borrow up to 50 percent of their total account balance or 100 percent of their before-tax account, whichever is less. The interest rate charged is based on the prime rate plus 1 percent. They may have up to two loans outstanding at one time. The minimum loan amount is $1,000 and must be repaid between 6 and 60 months. If the loan is for the purchase of a principal residence, the loan repayment period can be extended to 15 years. The maximum loan amount is $50,000.

7.  Tax Considerations
    ------------------

     The Plan received a determination letter from the Internal Revenue Service ("IRS") dated April 3, 1996 regarding amendments through November 15, 1994 that the Plan is qualified under the appropriate sections of the Code.

     The Plan is exempt from Federal, state and local income taxes. The Federal, state and local income tax treatments of distributions from the Plan depend upon when they are made and their form. The withdrawal of the principal amount of a Member's after-tax contribution is not, however, subject to tax. For tax years beginning after December 31, 1986, the Tax Reform Act of 1986 requires that an additional tax of 10% be applied to employee withdrawals from the Plan prior to death, disability, attainment of age 59-1/2, or under certain other limited circumstances.

     In the case of withdrawals by a Member employed by the Companies prior to the attainment of age 59-1/2, the excess of the value of the withdrawal over the total amount of the Member's after-tax contributions, is taxable at ordinary income tax rates. The value of the Company common stock withdrawn is considered to be its fair market value on the date it is withdrawn.

     In the case of a distribution that qualifies as a lump-sum distribution upon a Member's termination of employment with either of the Companies or after attaining the age of 59-1/2, only the excess of the value of the lump sum distribution over the amount of the Member's after-tax contributions to the Plan (less withdrawals) is taxable at ordinary income tax rates. In determining the value of the lump-sum distribution, the FirstEnergy common stock distributed in-kind or in cash shall be valued at its original cost to the Trustee.

8. Subsequent Event
   -----------------

     Merger:  As a result of the merger with Centerior Energy
     -------
Corporation that created FirstEnergy Corp., as discussed in
Note 1, the Plan will be renamed the FirstEnergy Savings Plan. Furthermore, beginning July 1, 1998, non-union participants and all retirees in the Centerior Energy plan will be merged into the FirstEnergy Savings Plan. The remaining participants in the Centerior Plan will be merged into the new plan beginning January 1, 1999.

     Employee Contributions:  As of January 1, 1998 the Plan
     -----------------------
participants will be able to invest up to 16% of their salary in the Plan.

     Funds:  Effective January 1, 1998, the Plan changed its
     ------
investment options for two funds. The International Index Fund was replaced by the EuroPacific Growth Fund, which seeks long-term capital appreciation by investing in securities of non-U.S. domiciled issuers located primarily in Europe and the Pacific Basin. Additionally, the Balanced Fund was replaced by the Balanced Growth Fund (Index), which is similar to the Balanced Fund in risk but offers broader exposure to the U.S. mid-cap and international equity markets. The Balanced Growth Fund (Index) seeks to outperform a composite benchmark of the Russell 3000 (50%), the MSCI EAFE Index (10%) and the Lehman Brothers Aggregate Index (40%). Furthermore, as of January 1, 1998 the Plan's loan policies were modified to allow Plan participants to borrow up to the lesser of 50% of their total account balance (including before-tax, after-tax and rollover contributions), or $50,000.



                        Ohio Edison Company
                          EIN 34-0437786
                              PN #002

                   OHIO EDISON SYSTEM SAVINGS PLAN

          Item 27a - Schedule of Assets Held for Investment Purposes
                         As of December 31, 1997

                                   Description                                          Market
   Identity of Issue                 Maturity                         Cost               Value
------------------------        -----------------                   ----------         ---------
State Street STIF Fund          Money Market Fund                  $ 16,964,448     $ 16,964,448

ESOP Unallocated Fund           FE Common Stock                    $149,919,277     $231,599,481

ESOP Allocated Fund             FE Common Stock                    $ 42,816,276     $ 65,434,797

PAYSOP Fund                     FE Common Stock                    $  2,103,668     $  3,652,576

Company Stock Fund              FE Common Stock                    $ 22,098,563     $ 31,315,281

International Index Fund        EAFE Index Stocks                  $  6,521,969     $  7,317,668
                                (Common/Collective Trust)

S&P 500 Index Fund              S&P 500 Stocks                     $ 42,798,544     $ 90,394,189
                                (Registered Investment Company)

Small Cap Fund                  Small Cap Domestic Stocks          $  6,298,983     $  8,510,488
                                (Registered Investment Company)

Balanced Fund                   Equities, Fixed Income             $  4,646,704     $  4,654,821
                                (Registered Investment Company)

Self Managed Fund               Equities                           $  3,413,219     $  3,413,219
                                (Registered Investment Company)

Capital Preservation Fund
  FHLMC     5.72%               CMO, 04-15-2000                    $  5,021,508     $  5,021,508
  FNMA       6.11%              CMO, 11-25-1998                    $  3,932,959        3,932,959
  State Street Bank
    Stable Income Fund          GIC, 12-31-99                      $ 60,866,616       60,866,616
                                                                                    ------------

    Total Capital Preservation Fund                                                 $ 69,821,083
======================================================================================================
</TABLE


======================================================================================================

                                       Ohio Edison Company
                                         EIN 34-0437786
                                             PN #002

                                 OHIO EDISON SYSTEM SAVINGS PLAN

                               Item 27d - Schedule of Reportable Transactions
                                  For the Year Ended December 31, 1997

   Descriptions             Number of      Total       Number of                     Total
        of                   Purchase     Value of       Sales        Selling       Cost of
      Assets               Transactions   Purchase    Transactions     Price       Assets Sold      Gain/(Loss)
----------------------     ------------  ----------   ------------  ----------     -----------      ----------
State Street STIF Fund          118     $20,465,892        257     $20,724,263     $20,724,263   $         0

S&P 500 Index Fund              116       9,466,295        135       7,523,407       5,193,714     2,329,693
FirstEnergy Corp.               199      13,401,000        253      17,242,558      16,899,040       343,518

State Street Stable
  Income Fund                   124      13,482,563        193      13,675,825      13,675,825             0



Exhibit A



                     Consent of Independent Accountants



We consent to the incorporation by reference in the Company's previously filed Registration Statement (File No. 333-48651) of our report dated June 25, 1998, on the audits of the Ohio Edison System Savings Plan as of December 31, 1997 and 1996 and for the year ended December 31, 1997 which report is included in this Annual Report on Form 11-K of FirstEnergy Corp.



                                 COOPERS & LYBRAND L.L.P.




Cleveland, Ohio
June 29, 1998









                                 SIGNATURE


      Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee, the administrator of the Ohio Edison System Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  OHIO EDISON SYSTEM
                                  SAVINGS PLAN


June 29, 1998
--------------------
Date
                                  By: /s/ James A. Bowers
                                      -------------------
                                      James A. Bowers
                                      Chairman
                                      Savings Plan Committee









               June 29, 1998





Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


     Re:  Ohio Edison Company/Ohio Edison System Savings Plan


Gentlemen:

     We transmit herewith for electronic filing with the Securities and Exchange Commission, pursuant to the Securities
Act of 1934, as amended, an annual report on Form 11-K of the Ohio Edison System Savings Plan.

     Please address any comments regarding the above to the undersigned at 76 S. Main Street, Akron, OH 44308 (330) 384-
5504.

                    Very truly yours,

                    OHIO EDISON COMPANY

                    By: /s/ N. C. Ashcom
                        ----------------------
                        N. C. Ashcom
                        Secretary